

December 17, 2020

Limin Liu
Chief Executive Officer
Dragon Victory International Ltd
Hanshi Tower 22nd Floor
No. 1786 Binsheng Road
Binjiang District, Hangzhou
Zhejiang Province, China

> **Re: Dragon Victory International Ltd**
> **Form F-3**
> **Filed December 11, 2020**
> **File No. 333-251297**

Dear Mr. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ying Li , Esq.